COMMENTS RECEIVED ON March 10, 2016

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 811-06440 and 033-43529)

FIDELITY BEACON STREET TRUST (File Nos. 811-02933 and 002-64791)

FIDELITY BOYLSTON STREET TRUST (File Nos. 811-03407 and 002-76309)

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 811-06397 and 033-42890)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

FIDELITY COLCHESTER STREET TRUST (File Nos. 811-03320 and 002-74808)

FIDELITY COMMONWEALTH TRUST II (File Nos. 811-21990 and 333-139428)

FIDELITY COURT STREET TRUST II (File Nos. 811-06453 and 033-43758)

FIDELITY HEREFORD STREET TRUST (File Nos. 811-07139 and 033-52577)

FIDELITY MONEY MARKET TRUST (File Nos. 811-02861 and 002-62417)

FIDELITY MUNICIPAL TRUST II (File Nos. 811-06454 and 033-43986)

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 811-03723 and 002-83295)

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 811-06398 and 033-42943)

FIDELITY NEWBURY STREET TRUST (File Nos. 811-03518 and 002-78458)

FIDELITY OXFORD STREET TRUST (File Nos. 811-03480 and 002-77909)

FIDELITY PHILLIPS STREET TRUST (File Nos. 811-02890 and 002-63350)

FIDELITY REVERE STREET TRUST (File No. 811-07807)

FIDELITY RUTLAND SQUARE TRUST (File Nos. 811-21439 and 333-109560)

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 811-21991 and 333-139427)

FIDELITY UNION STREET TRUST (File Nos. 811-02460 and 002-50318)

(Example from Fidelity Aberdeen Street Trust)

“DETERMINATION OF NET ASSET VALUE AND VALUATION OF PORTFOLIO ASSETS

          Section 9.03. The term “Net Asset Value” of any Series shall mean that amount by which the assets of that Series exceed its liabilities, all as determined by or under the direction of the Trustees. Such value shall be determined separately for each Series and shall be determined on such days and at such times as the Trustees may determine. Such determination shall be made with respect to securities for which market quotations are readily available, at the market value of such securities; and with respect to other securities and assets, at the fair value as determined in good faith by the Trustees; provided, however, that the Trustees, without Shareholder approval, may alter the method of valuing portfolio securities insofar as permitted under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Commission or insofar as permitted by any Order of the Commission applicable to the Series. The Trustees may delegate any of their powers and duties under this Section 9.03 with respect to valuation of assets and liabilities. The resulting amount, which shall represent the total Net Asset Value of the particular Series, shall be divided by the total number of shares of that Series outstanding at the time and the quotient so obtained shall be the Net Asset Value per Share of that Series. At any time, the Trustees may cause the Net Asset Value per Share last determined to be determined again in similar manner and may fix the time when such redetermined value shall become effective. If, for any reason, the net income of any Series, determined at any time, is a negative amount, the Trustees shall have the power with respect to that Series (i) to offset each Shareholder’s pro rata share of such negative amount from the accrued dividend account of such Shareholder, or (ii) to reduce the number of Outstanding Shares of such Series by reducing the number of Shares in the account of each Shareholder by a pro rata portion of that number of full and fractional Shares which represents the amount of such excess negative net income, or (iii) to cause to be recorded on the books of such Series an asset account in the amount of such negative net income (provided that the same shall thereupon become the property of such Series with respect to such Series and shall not be paid to any Shareholder), which account may be reduced by the amount, of dividends declared thereafter upon the Outstanding Shares of such Series on the day such negative net income is experienced, until such asset account is reduced to zero; (iv) to combine the methods described in clauses (i) and (ii) and (iii) of this sentence; or (v) to take any other action they deem appropriate, in order to cause (or in order to assist in causing) the Net Asset Value per

Share of such Series to remain at a constant amount per Outstanding Share immediately after each such determination and declaration. The Trustees shall also have the power not to declare a dividend out of net income for the purpose of causing the Net Asset Value per Share to be increased. The Trustees shall not be required to adopt, but may at any time adopt, discontinue or amend the practice of maintaining the Net Asset Value per Share of the Series at a constant amount.”

1.

“Declaration of Trust”

C:

The Staff would like to know if any negative yield provisions have been invoked by any of the trusts. If so, the Staff would like us to explain the circumstances in detail.

R:

To the best of each Trust’s information and belief, these provisions have not been invoked to date.

2.

“Declaration of Trust”

C:

The Staff would like us to explain how each option would work both functionally and from an accounting perspective. The Staff also noted that a reverse share split must be executed in compliance with State law and would like us to confirm compliance.

R:

Section 9.03(i) through (v) of the Declaration of Trust sets forth various options that a fund may employ to alter its dividend amount or capital structure if the fund’s net income were negative.  Each Trust understands that this type of provision is relatively common for a business/statutory trust organized under the laws of Delaware or Massachusetts, and that the provision would most likely be invoked under extraordinary situations by a money market fund that uses the amortized cost method and/or penny rounding method of pricing to maintain a stable share price.  At this time, each Trust has not determined how it would implement each of the options set forth in this section, both from an operational and an accounting standpoint.

3.

“Declaration of Trust”

C:

The Staff believes recording an asset on the books of the trust for the purposes of offsetting negative income may not be in accordance with GAAP, so the Staff would like Fidelity explain how this provision is in accordance with GAAP.

R:

The Trust has not determined whether implementing any of the options set forth in Section 9.03(i) through (v) would be consistent with GAAP.

4.

“Declaration of Trust”

C:

The Staff would like an explanation of how shareholders would be notified if any of these provisions are invoked.

R:

The Trust has not determined how shareholders would be notified in any of the provisions set forth in Section 9.03(i) through (v).

5.

“Declaration of Trust”

C:

The Staff questioned whether these provisions only apply to money market funds or whether they could apply to other funds and under which circumstances.

R:

As a technical matter, this type of provision could apply to any type of investment company; however, each Trust believes that the provision would most likely be invoked by a money market fund that uses the amortized cost method and/or penny rounding method of pricing to maintain a stable share price.

6.

Tandy Representations

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.